SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13G
             UNDER THE SECURITIES EXCHANGE ACT OF 1934

               TRANSCOASTAL MARINE SERVICES, INC.
                         (Name of Issuer)

                            COMMON STOCK
                  (Title of Class of Securities)

                              89353710
                          (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.  89353710



     1)   Name of Reporting Person                     J. Storey Charbonnet
          I.R.S. Identification No. of Above Person (entities only)



     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
          Instructions)
          (a)......................................................  _____
          (b)......................................................  _____


     3)   SEC Use Only



     4)   Citizenship or Place of Organization                United States



 Number of          (5)  Sole Voting Power........................  252,800
Shares Bene-
 ficially
 Owned by           (6)  Shared Voting Power......................  421,500
Each Reporting
  Person
   With             (7)  Sole Dispositive Power...................  252,800

                    (8)  Shared Dispositive Power.................  421,500


     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person......................................... 552,800


     10)  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)...............



     11)  Percent of Class Represented by Amount
          in Row (9)................................................. 5.29%



     12)  Type of Reporting Person (See Instructions)................... IN



Item 1(a). Name of Issuer:

                    TransCoastal Marine Services, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

                    2925 Briarpark Drive
                    Suite 930
                    Houston, Texas  77042

Item 2(a). Name of Persons Filing:

                    J. Storey Charbonnet

Item 2(b). Address of Principal Business Office:

                    639 Loyola Avenue
                    Suite 2775
                    New Orleans, Louisiana  70113

Item 2(c). Citizenship:

                    USA

Item 2(d). Title of Class of Securities:

                         Common Stock

Item 2(e). CUSIP Number:

                    89353710

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
          (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under section 8 of the Investment Company Act
          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see <section> 240.13d-1(b)(1)(ii)(F)
          (g) [ ] Parent Holding Company, in accordance with <section> 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  [ ]  Group, in accordance with <section> 240.13d.13d-
                    1(b)(1)(ii)(H)

Item 4.   Ownership:

          (a)  Amount Beneficially Owned........................ See Item 9 of
                                                                   Cover Pages

          (b)  Percent of Class................................ See Item 11 of
                                                                   Cover Pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote.... See Item 5 of
                                                                   Cover Pages

               (ii) shared power to vote or to direct the vote.. See Item 6 of
                                                                   Cover Pages

               (iii) sole power to dispose or to direct the      See Item 7 of
                     disposition of.............................   Cover Pages

               (iv) shared power to dispose or to direct the     See Item 8 of
                    disposition of..............................   Cover Pages

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following
          <square>.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Other Persons have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares reported on this Schedule 13G as being held by the Reporting Person with shared voting and dispositive power.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

               N/A

Item 8.   Identification and Classification of Members of the Group:

               N/A

Item 9.   Notice of Dissolution of Group:

               N/A

Item 10.  Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      SEPTEMBER 18, 1998             /s/J. Storey Charbonnet
-----------------------------      --------------------------------
             Date                       J. Storey Charbonnet